The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

(717) 534-6799

September 16, 2005

VIA EDGAR

Securities and Exchange Commission

Station Place

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hershey Company
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of The Hershey Company, a corporation organized under the laws of Delaware (the “Registrant”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant’s registration statement on Form S-3 (together with certain exhibits thereto, the “Registration Statement”), relating to the issuance of $750,000,000 aggregate principal amount of debt securities of the Registrant (the “Debt Securities”).

Pursuant to Rule 457(o) under the Securities Act, the Registrant has calculated the registration fee for the Registration Statement based upon the statutory rate of 0.0001177 of the proposed maximum aggregate offering price of the Debt Securities, which price is estimated solely for the purpose of calculating the registration fee. The registration fee for the Registration Statement, in the amount of $88,275, has been paid on September 15, 2005, via wire transfer of same-day funds, to the Securities and Exchange Commission’s bank account at Mellon Bank, Pittsburgh, Pennsylvania, as required by Rule 13(c) of Regulation S-T.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 717-534-7541; fax: 717-534-7549).

Very truly yours,

THE HERSHEY COMPANY

/s/ Steven J. Holsinger

Enclosures